July 26, 2022

Via Edgar Only

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Janice Adeloye

Re:	Newegg Commerce, Inc.

Registration Statement on Form F-3

Filed on July 1, 2022

File No. 333-265985

Dear Ms. Adeloye:

Please be advised that the undersigned is the duly elected Chief Financial Officer of Newegg Commerce, Inc. (the “Registrant”). Reference is made to the letter request of the Registrant for acceleration of effectiveness of the Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on July 21, 2022 pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request so that the Registrant may file an amendment to the Registration Statement to include the required Exhibit 5 opinions, and that it not declare the Registration Statement effective until such time as the Registrant shall request.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Robert Chang
Robert Chang